SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of January 2008

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

NOTICE CONCERNING ESTABLISHMENT OF INVESTMENT MANAGEMENT COMPANY AND INVESTMENT LIMITED PARTNERSHIP (FUND)

On January 31, 2008, the registrant filed with the Tokyo Stock Exchange and other stock exchanges in Japan a notice concerning establishment of an investment management company and an investment limited partnership (fund).

The information included herein contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from any future results that may be derived from the forward-looking statements.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the economy and the telecommunications industry in Japan in general. The forward-looking statements regarding the telecommunications industry may be affected by the registrant’s future business operations, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, and the risk factors set forth in the registrant’s various filings with the Securities and Exchange Commission, including its most recently filed Annual Report on Form 20-F.

No assurance can be given that the registrant’s actual results will not vary significantly from any future results that may be derived from the forward-looking statements included herein.

The attached financial information is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE
CORPORATION
By	/s/ Koji Ito
Name:	Koji Ito
Title:	General Manager
Finance and Accounting Department

Date: January 31, 2008

January 31, 2008

Establishment of Investment Management Company and Investment Limited Partnership (Fund)

Nippon Telegraph and Telephone Corporation (“NTT”) will establish a new company, “NTT Investment Partners. INC,”, and an investment limited partnership (fund), “NTT Investment Partners Fund, L.P.”, for the purpose of investing in prospective domestic and foreign venture companies which possess a variety of technologies and know-how in the information and communications related fields.

1. Purpose of Establishment

NTT will invest in both domestic and foreign venture companies, which have leading-edge, innovative services and technologies as well as new business models. NTT will support these investment targets by providing them with the business know-how NTT group possesses in information and communications related fields. NTT will also support them by making use of its technological strength. By doing so, NTT will promote the business expansion of both the NTT group and the investment targets, in effect promoting also the creation of new businesses in information and communications related fields.

2. Overview of the Investment Management Company

 Name	NTT Investment Partners. INC,

‚ Representative Director	Hiroo Unoura (to be appointed; currently an NTT Executive Vice President)

ƒ Capital	JPY 50 million

„ Shareholder Composition	NTT 100%

… Location	2-3-1 Otemachi, Chiyoda-ku, Tokyo

† Proposed Date of Establishment	February 2008

3. Overview of Investment Limited Partnership (Fund)

 Name	NTT Investment Partners Fund, L.P.

‚ Size of Fund	JPY 10 billion
Investors are NTT, NTT Finance, and NTT Investment Partners

ƒ Proposed Date of Establishment	March 2008

„ Term of Fund Operation	10 years

… Fund Manager	NTT Investment Partners

For further inquiries, please contact:

Nippon Telegraph and Telephone Corporation

Corporate Strategy Planning Department

Phone:+81-3-5205-5121

Reference

The establishment image of the Investment Management Company and Investment Limited Partnership (Fund)